U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                        SEC File Number 0-26826 CUSIP
                                         Number 038 153 10-2

                            FORM 12b-25
                    NOTIFICATION OF LATE FILING

(Check One):

[ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q  [ ] Form

N-SAR

For Period Ended: June 30, 1996

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above,

    identify the Item(s) to which the notification relates:  N/A

Part I - Registrant Information

Full Name of Registrant:  Applied Computer Technology, Inc.

Former Name if Applicable:  N/A

Address of Principal Executive Office (Street and Number)

    2573 Midpoint Drive

City, State and Zip Code

    Fort Collins, Colorado  80525

Part II - Rules 12b-25(b) and (c)


    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X] (b) The subject annual report, semi-annual report, or transition report or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form l0-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

    State below in reasonable detail the reasons why the Form 10-K, 20-F, 11K, 10-Q, or N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

         The Company did not close its books in sufficient time to permit the filing of the 10-Q report within the required time period.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification

              William T. Hart          (303)         839-006l
                  (Name)            (Area Code) (Telephone Number)

    (2)  Have all other periodic reports required
         under Section 13 or 15(d) of the Securities
         Exchange Act of 1934 during the preceding l2 months (or
         for such shorter period that the registrant was required
         to file such reports) been filed?  If answer is no,
         identify report(s).   [X] Yes  [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be includedin the subject report or portion thereof? [ ] Yes [X] No

         If so:  attach an explanation of the anticipated
         change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
                        Applied Computer Technology, Inc.
                (Name of Registrant as specified in
                  charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.
Date:  August 8, 1996                  By /s/ William T. Hart
                                         William T. Hart
                                         Hart & Trinen
                                         1624 Washington Street
                                         Denver, CO 80203 (303) 839-
                                         0061
                                       ATTORNEYS FOR APPLIED
                                       COMPUTER TECHNOLOGY, INC.
                                ATTENTION
    Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
2327D